SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 9, 2009

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
55 (61) 3415-1140
ri@brasiltelecom.com.br

Media and Communication
55 (61) 3415-1822
diretoriadecomunicacao@brasiltelecom.com.br

BRASIL TELECOM S.A.
Publicly Held Company
CORPORATE TAXPAYER’s ID76.535.764/0001-43
BOARD OF TRADE 53.3.0000622-9

Minutes of the Board of Directors’ Meeting
held on January 08, 2009

Date, Time and Venue:

January 08, 2009 at 06:45 p.m., at the headquarters of Brasil Telecom S.A. (“BT” or “Company”) located at SIA SUL – ASP, Lote “D”, Bloco “B”, Brasília/DF.

Call Notice:

The call notice was issued pursuant to the head paragraph of Article 27 of the Company’s Bylaws, through correspondence signed by the Chairman of the Board of Directors, Sergio Spinelli Silva Junior (Doc. 01).

Attendance:

Through a conference call, pursuant to the Compnay’s Bylaws, the following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Ricardo Ferraz Torres, Carlos Alberto Rosa, Henrique Jager e Antonio Cardoso dos Santos.

Presiding Board:

Chairman: Sergio Spinelli Silva Junior
Secretary: Darwin Corrêa

Agenda:

1. Deliberate on the replacement of the Company’s statutory management, with the election its new members.

2. Deliberate on the Summons of an Extraordinary Shareholders Meeting of the Company, to resolve the following matters: (i) the replacement of Board of Directors Members appointed by the controllers, with election of new members to complement the tenure; (ii) the election of the Chairman and the Vice-President of the Board of Directors; and (iii) the replacement of Fiscal Board Members appointed by the Common Shareholders, with election of new members to complement the tenure;

Resolutions:

Prior to the initial analysis of the Agenda, Board Members present unanimously approved the drawing up of the Minutes of this Board of Directors’ Meeting in summarized form, by operation of law, permitting the presentation of votes and protests, which will be received by the Presiding Board and filed at the Company’s headquarters.

Preliminarily, for item 1 of the Agenda, due to the Company’s Controlling Change and as appointed by the new controller, the Meeting deliberated and unanimously approved the replacement of the current management members and, following that, the election of the new management, to complement the mandate until the first Board Meeting after the 2009 Ordinary Shareholders’ Meeting, as follows:

LUIZ EDUARDO FALCO PIRES CORRÊA, Brazilian, married, engineer, bearer of the identity card SSP/SP 6056736, registered before the Federal Revenue Service under CPF/MF 052.425.988 -75, with address in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, as Chief Executive Officer;

ALEX WALDEMAR ZORNIG, Brazilian, legally separated, business administrator, bearer of the identity card SSP/SP 9415053, registered before the Federal Revenue Service under CPF/MF 919.584.158 -04, with address in the city of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, as Director, without a specific designation, and Investor Relations Officer;

PAULO ALTMEYER GONÇALVES, Brazilian, married, engineer, bearer of the identity card SJS/RS 8002420647, registered before the Federal Revenue Service under CPF/MF 153.421.660 -04, with address in the city of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, as Director, without a specific designation;

JULIO CESAR PINTO, Brazilian, amicably separated, accountant, bearer of the identity card CRC/RJ 24.027 -5, registered before the Federal Revenue Service under CPF/MF 205.088.327 -72, with address in the city of Rio de Janeiro, at Rua Humberto de Campos, nº 425, 8º andar, as Director, without a specific designation;

Maintaining his position as Chief Operations Officer, FRANCISCO AURÉLIO SAMPAIO SANTIAGO, Brazilian, married, engineer, bearer of the identity card SSP/SE 244543, registered before the Federal Revenue Service under CPF/MF 145.053.631 -04.

The above-mentioned Executive Officers declare for all legal purposes that they are not legally impeded from performing their duties, as per the statements to be filed at the Company’s head office.

Pursuant to Article 4 of CVM Instruction 367 of May 29, 2002, the Chairman placed on record the receipt of resumes of the Executive Officers elected, which will be filed at the Company’s head office.

The new management’ remuneration will be defined in the next Board of Director’s Meeting.

As for item 2 of the Agenda, it was discussed and unanimously approved the Summons of an Extraordinary Shareholders’ Meeting, to be held on February 12, 2009, at 02:00 p.m., to resolve the following agenda:

(i) Deliberate on the replacement of Board of Directors Members appointed by the controllers, with election of new members to complement the tenure; and
(ii) Deliberate on the election of the Chairman and the Vice-President of the Board of Directors; and
(iii) Deliberate on the replacement of Fiscal Board Members appointed by the holders of Common Shares, with election of new members to complement the tenure.

At the end of the meeting, the Board members placed on record their gratitude to the outgoing Executive Officers for their significant services to the Company during their tenure.

Closure:

With no further business to discuss, the minutes of this Board of Directors Meeting were drawn up, read and found in compliance by all present.

Brasília, January 08, 2009.

Sergio Spinelli Silva Junior	Darwin Corrêa
Chairman	Secretary

The following members of the Company’s Board of Directors were present:

Sergio Spinelli Silva Junior	Pedro Paulo Elejalde de Campos
Elemér André Surányi	Ricardo Ferraz Torres
Carlos Alberto Rosa	Henrique Jager

Antonio Cardoso dos Santos

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2009

BRASIL TELECOM S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.